UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 28)1

ADPT Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00101B103
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 36,268,411
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 36,268,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,268,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 36,268,411
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 36,268,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,268,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 36,268,411
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 36,268,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,268,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 36,268,411
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 36,268,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,268,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,875 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,875 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,875 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 18,750 Shares underlying Restricted Stock Awards and 28,125 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00101B103

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,875 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,875 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,875 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 18,750 Shares underlying Restricted Stock Awards and 28,125 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00101B103

The following constitutes Amendment No. 28 to the Schedule 13D filed by the undersigned (“Amendment No. 28”).  This Amendment No. 28 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), Warren G. Lichtenstein, Jack L. Howard and John J. Quicke.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings is the sole limited partner of Steel Partners II.  Partners LLC is the manager of Steel Partners II and Steel Holdings and has been delegated the sole power to vote and dispose of the securities held by Steel Partners II and Steel Holdings.  Warren G. Lichtenstein is the manager of Partners LLC.  By virtue of these relationships, each of Steel Holdings, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

Jack L. Howard is the President of Partners LLC.  John J. Quicke is a Managing Director and operating partner of Partners LLC.  Mr. Quicke is the Interim President and Chief Executive Officer and a director of the Issuer and Messrs. Lichtenstein and Howard are each directors of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) Steel Partners II GP LLC (“Steel Partners GP”), the general partner of Steel Partners II, (ii) Steel Partners Holdings GP Inc. (“Steel Holdings GP”), the general partner of Steel Holdings, (iii) the executive officers of Partners LLC, (iv) the executive officers of Steel Partners GP, and (v) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the portfolio companies in which it holds an interest.  The principal business of Steel Partners II is holding securities for the account of Steel Holdings.  The principal business of Partners LLC is serving as the manager of Steel Partners II and Steel Holdings.  The principal occupation of Warren G. Lichtenstein is serving as the manager of Partners LLC.  The principal occupation of Jack L. Howard is serving as the President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  The principal occupation of John J. Quicke is serving as a Managing Director and operating partner of Partners LLC.

CUSIP NO. 00101B103

(d)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities who are Reporting Persons or listed on Schedule A are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 36,268,411 Shares owned by Steel Partners II is approximately $115,219,943, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

The Shares beneficially owned by Messrs. Howard and Quicke represent Shares underlying Restricted Stock Awards and Non-Qualified Stock Options awarded to them in their capacities as directors of the Issuer.

Set forth on Schedule B annexed to Amendment No. 21 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the executive officers and directors of Steel Holdings GP who are not Reporting Persons.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 108,832,141 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

As of the close of business on May 19, 2011, Steel Partners II owned directly 36,268,411 Shares, constituting approximately 33.3% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Holdings, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on May 19, 2011, Jack L. Howard beneficially owned 18,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 28,125 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

CUSIP NO. 00101B103

As of the close of business on May 19, 2011, John J. Quicke beneficially owned 18,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 28,125 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the executive officers and directors of Steel Holdings GP who are not Reporting Persons.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Powers of Attorney.

CUSIP NO. 00101B103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for John J. Quicke

CUSIP NO. 00101B103

SCHEDULE A

General Partner of Steel Partners II, L.P.

Name	Present Principal Business	Business Address
Steel Partners II GP LLC	General Partner of Steel Partners II, L.P.	590 Madison Avenue, 32nd Floor New York, NY 10022

General Partner of Steel Partners Holdings L.P.

Name	Present Principal Business	Business Address
Steel Partners Holdings GP Inc.	General Partner of Steel Partners Holdings L.P.	590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 00101B103

Executive Officers of Steel Partners II GP LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Chief Operating Officer, Secretary and Director	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Audio MPEG, Inc., a licensor of intellectual property	c/o Audio MPEG, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 00101B103

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	103,700	2.8500	05/18/11
Common Stock	196,600	2.8974	05/19/11